EXHIBIT 99.1

Allied Gold Provides Update on Continued Value Creation Across Its Portfolio in Parallel with Normal Course Progress with Zijin Gold Arrangement

TORONTO, June 10, 2026 (GLOBE NEWSWIRE) -- As previously announced by Allied Gold Corporation (“Allied Gold” or the “Company”) (TSX: AAUC, NYSE: AAUC) on May 29 and Zijin Gold International Company Limited ("Zijin Gold") on May 31, both parties remain fully committed to fulfilling the conditions for completion of the Arrangement by the extended outside date of July 29, 2026.

In parallel, Allied has also remained focused on advancing the Company's mining assets and delivering on its commitment to host-nation Governments and local stakeholders to advance its mine optimizations and project development.

The Company is pleased to provide an update on mine life extension, mineral inventory growth, and optimization initiatives across its Côte d’Ivoire operations (“CDI Complex”), along with an update on the significant development progress at the Kurmuk Gold Project in Ethiopia, and operational and growth initiatives at the Sadiola Mine in Mali.

With respect to the CDI Complex, this update follows the maiden Mineral Reserves estimate for Oumé announced earlier this year. As noted in the Company’s first quarter results, an updated production plan integrating Oumé and the other mining zones around Bonikro was expected to be completed by mid-year. This work has now been completed, confirming Oumé’s role as a meaningful contributor to the operation. This outcome will be complemented by the anticipated update on mine life extension at Agbaou, the result of which is expected to materially advance the Company’s objective of ten years of mine life at the CDI Complex.

With regard to Sadiola and Kurmuk, this update reflects the progress the Company has made since early this year, including the significant milestone of commencing pre-commissioning at Kurmuk and advancing optimizations and further expansions at Sadiola.

These updates underscore continued execution of the Company’s strategy of enhancing its production profile, expanding mineral inventories, strengthening cash flow generation, and advancing transformational growth projects. Moreover, the extension of Bonikro’s mine life to 2036, continued growth in Mineral Reserves and Mineral Resources at Agbaou, the advancement of Kurmuk toward first gold, and ongoing optimization initiatives at Sadiola reinforce the quality, scale, and longevity of the Company’s asset portfolio.

As Allied Gold and Zijin Gold remain committed to satisfying the conditions for completion of the Arrangement, the Company is continuing to advance operational, optimization and growth initiatives across the business. These achievements demonstrate both the Company portfolio's strong foundational value and its continued potential for further growth and value appreciation.

Highlights

CDI Complex

  Integrated production plan for Bonikro extends mine life to 2036 based on the 2025 Proven and Probable Mineral Reserves and supports average production of over 120,000 gold ounces per year, representing a production increase of approximately 400% compared to the life-of-mine production profile outlined in the 2023 Technical Report.
  Studies are also underway to increase Bonikro processing capacity to 3.0–3.2 Mtpa with modest capital requirements.
  The Bonikro porphyry-style mineralization is still open to the west and below the current Mineral Reserves with potential for the discovery of both higher-grade structures and wider lower-grade zones.
  Agbaou Mineral Resources and Mineral Reserves updates are in progress, with both expected to increase materially from year-end 2025.
  Ongoing near-mine exploration work is continuing to demonstrate significant potential for additional increases to the mineral inventories and increases in mine life at Agbaou, which is expected to be significantly extended.
  Further exploration continues to identify additional mineralization at Oumé and Ditula, among other targets, which supports further inventory growth.
  Overall, Allied Gold has advanced its previously announced objective of increasing mine life across the CDI Complex to at least ten years of production, with a consolidated production for the CDI Complex projected to increase to approximately 200,000 ounces of gold per year, with Bonikro now exceeding its target contribution to production and mine life, and Agbaou advancing toward that objective.

Kurmuk

  The project remains on schedule and on budget.
  As of the present date, overall project completion supports pre-commissioning activities, which are now underway.
  First gold remains expected in mid-2026.
  The project is meeting key execution milestones, and is now advancing its pre-commissioning phase, significantly strengthening visibility on outcomes and significant value creation.
  Exploration efforts continue to advance, demonstrating extensions to the known deposits and discovery of new mineralized areas, both of which are expected to further increase the intrinsic value of the Kurmuk asset.

Sadiola

  Operations at Sadiola, including its supply chain, continue to progress normally and without interruption. Consequently, the mine remains on track to meet its production guidance, with second-quarter gold production expected to be approximately 50,000 ounces, consistent with plan.
  Processing optimization initiatives continue to advance.
  Expansion and metallurgical recovery improvement programs are progressing and are expected to enhance operating performance and cash flow generation through a progressive, scalable approach.
  Exploration continues to discover new oxide to fresh rock mineralization while also demonstrating depth extensions to known zones with a goal of continuing to increase Mineral Resources and to supply new oxide feed to the mill.

CDI Complex - Mine Life Extension and Continued Inventory Growth

The CDI Complex continues to demonstrate strong operating momentum and long-term growth potential. Following the previously disclosed increase in Mineral Reserves to approximately 1.55 million ounces of gold as of year-end 2025 (see Allied news release dated Feb. 18, 2026), the Company has completed updated mining planning and optimization work supporting a substantially enhanced production outlook. This update demonstrates the Company’s significant progress on the previously announced objective of increasing mine life across the CDI Complex to at least ten years of production, with a consolidated production for the CDI Complex now exceeding the previous objective of 180,000 ounces per year. With Bonikro now exceeding its target contribution to production and mine life and Agbaou advancing toward its own objective, the strategic target production for the CDI Complex is now 200,000 gold ounces per year for 10 years or more. A map of the CDI mining areas is available here: link to CDI Mining Areas.

As such, the CDI Complex now demonstrates that it delivers significantly greater value and complements the transformational value-creation efforts at the Company’s other assets.

Select drill intercepts discussed below are presented to highlight the potential for local higher grades in four select zones and are not necessarily representative of these deposits and zones as a whole. Collar locations and a composite summary are available here: link to exploration tables.

Bonikro–Hiré–Oumé

The updated integrated production plan for Bonikro incorporates production from Hiré, Oumé, and Bonikro and demonstrates a mine life extension to 2036 based on the 2025 Proven and Probable Mineral Reserves, supporting average production of approximately 120,000 gold ounces per year.

The Company is completing studies to increase the Bonikro plant’s processing capacity to 3.0–3.2 million tonnes of ore per annum. The expansion is expected to provide additional operating flexibility, support future production opportunities, and facilitate the incorporation of additional mineral inventory from exploration sources across the district. This increase is expected to build on the previously guided and ongoing processing plant throughput upgrades of approximately 0.5 million tonnes of ore per annum, intended to bring forward the processing of low-grade stockpiles at a rate of 15,000 to 20,000 gold ounces per annum, beginning in late 2026 to early 2027.

Figure 1 – Bonikro Production Plan

A map showing the CDI exploration target locations is available here: link to CDI Exploration Targets. Exploration activities continue to identify additional mineralization, supporting further inventory growth. At Bonikro, the porphyry-style Au-Mo mineralization is still open to the west and below the current Mineral Reserves with intercepts to 151.1 m @ 0.713 g/t Au, including 18.0 m @ 3.24 g/t Au in hole BODD053 and 201.0 m @ 0.91 g/t Au in hole BRDD230 (assays capped at 30 g/t Au, true width unknown), with potential for defining higher grade structures with the additional planned drilling. This type of mineralization has been noted at the Oumé deposit, some 20 km to the north, suggesting potential for additional discovery. At Oumé, multiple high-grade drill results (including 2.39 m @ 50.71 g/t Au in hole DNDD127, estimated true width 1.4 m) and mineralization remain open both to depth and along strike.

Further, Oumé is expected to benefit from increased processing capacity at Bonikro, underscoring its potential as a meaningful contributor to the Company's value creation.

Agbaou–Ditula

Agbaou Mineral Reserves updates are in progress and are expected to increase materially from year-end 2025. Ongoing exploration continues to demonstrate significant potential for additional increases in mine life. The preliminary results of this work indicate improvements in the resource model and its underlying data, providing a stronger foundation for ongoing updated mine optimization and design. New drill results at Agbaou (3.96 m @ 33.43 g/t Au in hole ABDD288, estimated true width 3.2 m) both support deepening of the pits and provide a solid rationale supporting testing for underground Mineral Resources at Agbaou and in other areas within the CDI Complex. These also include recent drill intercepts at Hiré, Akissi So Deposit, which returned 21.57 m @ 4.76 g/t Au in hole AKDD032 (estimated true width 15.3 m) and 1.98 m @ 33.64 g/t Au in AKRCD065 (estimated true width 1.4 m).

These results are expected to meaningfully increase Mineral Reserves, reflecting continued successful exploration activity, Mineral Resource conversion, and updated optimization parameters. Mine design and planning activities are underway to support a target mine-life extension beyond 2030 while preserving flexibility to incorporate future discoveries such as Ditula.

Ditula remains a high-priority near-mine target. Recent drilling continues to identify economic-grade mineralization and supports the potential development of both oxide and fresh-rock Mineral Resources. Historic results, which returned to 30 m @ 3.09 g/t Au in oxide in hole HRC2642 (true width unknown), are being tested in the current program. Together with other satellite targets, Ditula provides a meaningful pipeline of future growth opportunities for the Agbaou processing hub, aligned with the updated objective of producing over 200,000 ounces of gold from the CDI Complex.

Kurmuk Development Progress

Kurmuk continues to advance well toward first production.

As of the present date, overall project completion supports pre-commissioning activities, which are now underway.

The project is meeting key execution milestones, and it remains on budget and on schedule, and is now advancing its pre-commissioning phase, significantly strengthening visibility on outcomes and significant value creation. Exploration efforts continue to advance, demonstrating extensions to the known deposits and discovery of new mineralized areas, both of which are expected to further increase the intrinsic value of the Kurmuk asset.

Construction activities remained focused on mechanical, piping, electrical, instrumentation and control systems. Mining activities continue to advance in support of building at least three months of ore stockpiles ahead of start-up. The Ethiopian Electric Power Company continues to advance power line construction, which is expected to be completed prior to commissioning.

Pre-commissioning activities began in the second quarter, with first gold expected in mid-2026.

Following start-up, Kurmuk is expected to produce an average of approximately 290,000 ounces per year during the first four years and 240,000 ounces per year over the life of mine, with industry-leading cost performance.

Sadiola Operations and Growth Initiatives

Operations at Sadiola, including its supply chain, continue to progress normally and without interruption. Consequently, the mine remains on track to meet its production guidance, with second-quarter gold production expected to be approximately 50,000 ounces, consistent with plan.

The Stage 1 grinding circuit is performing in line with design expectations, while the new crushing plant is expected to further improve operating efficiency and reduce costs. Additional optimization initiatives, including automation upgrades, recovery enhancement programs and installation of a pre-leach thickener, continue to advance.

Ongoing processing-circuit optimizations include instrumentation and automation upgrades aimed at improving recoveries and reducing costs, as well as the addition of a pre-leach thickener during 2026, which is expected to allow the plant to process more than 90% fresh ore, increasing operational flexibility and potentially increasing production. Together, these initiatives are expected to enhance processing performance, improve recoveries, reduce reagent consumption, and lower operating costs. They are also expected to establish a sustainable long-term operating platform for Sadiola at 200,000 to 230,000 ounces per annum, with reduced operating costs and increased cash flow before any additional investments or expansions.

The Company continues to advance engineering and early works for previously disclosed organic throughput expansion opportunities, while maintaining flexibility regarding future development alternatives. This strategy supports progressive value creation through manageable capital deployment, improved risk management, and greater production optionality, while preserving the ultimate target throughput of more than 9 Mt per year of ore processed. It also allows recovery improvement projects and the energy program to be implemented progressively as throughput capacity expands, thereby improving capital efficiency and returns. Pending the completion of the Arrangement, however, Zijin Gold may pursue alternative development plans. In the meantime, the Company continues to advance the engineering and early works required for the 7 Mt per year step, as well as studies to increase recoveries and the construction of a new tailings storage facility, among other initiatives.

Exploration activities remain active across multiple targets, including Sadiola Main, Tambali North, FE2 Trend, Sekekoto Trend, FE3/FE4, TK1, Mandakoto and Kouloukan. Recent drilling success between the Tambali and Sadiola Main pits, at depth at Sadiola Main and along the FE2 Trend is expected to support strong Mineral Resource growth into the near future. Exploration remains focused on identifying additional oxide and shallow fresh-rock mineralization to support near-term value creation and future mine-life extensions.

About Allied Gold

Allied Gold is a Canadian-based gold producer with a significant growth profile and mineral endowment, operating a portfolio of three producing assets and development projects located in Côte d'Ivoire, Mali, and Ethiopia. Led by a team of mining executives with operational and development experience and a proven track record of creating value, Allied Gold is progressing through exploration, construction, and operational enhancements to become a mid-tier, next-generation gold producer in Africa, and ultimately, a leading senior global gold producer.

For further information, please contact:

Allied Gold Corporation
Royal Bank Plaza, North Tower
200 Bay Street, Suite 2200
Toronto, Ontario M5J 2J3 Canada
Email: ir@alliedgold.com

Qualified Persons

Except as otherwise disclosed, all scientific and technical information contained in this press release has been reviewed and approved by Sébastien Bernier, P.Geo (Senior Vice President, Technical Services). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

This press release contains "forward-looking information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company's expectations, strategy, objectives or plans. Forward-looking statements are characterized by words such as "plan", "expect", "budget", "target", "project", "intend", "believe", "anticipate", "estimate" and other similar words or negative versions thereof, or statements that certain events or conditions "may", "will", "should", "would" or "could" occur. Forward-looking information included in this press release includes, without limitation, statements with respect to expectations regarding timing for completion of the Arrangement; statements with respect to the Company’s production plans and targets, exploration plans and targets, expected Mineral Resource and Mineral Reserve increases and growth, project optimization plans and expected mine life extensions and Kurmuk’s first gold by mid-2026. Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include risks associated with Allied Gold’s and/or Zijin’s ability to obtain the remaining approvals on satisfactory terms or at all; the possibility that closing conditions are not satisfied or waived on a timely basis or at all; timing of completion of the Arrangement; the occurrence of any event, change, or other circumstance that could give rise to termination rights under the Arrangement Agreement; delays in or unforeseen difficulties with integration planning; and other risks typically associated with transactions of this nature; potential volatility in the price of the Allied Gold shares in the period prior to closing the transaction; the anticipated size of the markets and continued demand for the integrated business’s resources and the impact of competitive responses to the announcement of the transaction; and the diversion of management time on transaction-related issues; the state of the financial markets; fluctuating price of gold; risks related to Mineral Resource and Mineral Reserve estimation; risks relating to the exploration, development, operation and expansion of mineral properties, including but not limited to unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the year ended December 31, 2025, which is available at www.sedarplus.ca and Allied Gold’s most recent annual report on Form 40-F filed with the United States Securities and Exchange Commission available at www.sec.gov.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management's estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company's plans in connection with the completion of the Arrangement and the Company’s plans at its mineral projects discussion herein and may not be appropriate for other purposes.

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